UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities

 Exchange Act of 1934

 and Rule 14f-1 Thereunder

Commission file number 1-40790

BANNIX ACQUISITION CORP.

 (Exact Name of Registrant as Specified in Its Charter)

Delaware	86-1626016
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

8265 West Sunset Blvd., Suite # 107, West Hollywood California 90046	(323) 682-8949
(Address of Principal Executive Offices and Zip Code)	(Registrant’s telephone number, including area code)

(Former Address of Principal Executive Offices and Zip Code)

Approximate Date of Mailing: November 15, 2022

BANNIX ACQUISITION CORP.

 INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

November 15, 2022

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF BANNIX ACQUISITION CORP.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Bannix Acquisition Corp.

INTRODUCTION

This Information Statement is being mailed on or about November 15, 2022 to the holders of record at the close of business on October 26, 2022 (the “Record Date”) of the common stock, par value $0.01 per share (the “Common Stock”), of Bannix Acquisition Corp., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board of Directors”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company pursuant to the terms of a recent investment in the Company. On October 20, 2022, pursuant to a Securities Purchase Agreement, Instant Fame LLC, a Nevada limited liability company, acquired an aggregate of 385,000 shares of common stock of the Company from Bannix Management LLP, Balaji Venugopal Bhat, Nicholos Hellyer, Subbanarasimhaiah Arun, Vishant Vora and Suresh Yezhuvath and 90,000 private placement units from Suresh Yezhuvath (collectively, the “Sellers”) in a private transaction (the “Instant Agreement”). The Sellers immediately loaned the entire proceeds to the Company for the working capital requirements of the Company. This loan will be forfeited by the Sellers upon liquidation or business combination. In connection with this transaction, all parties agreed that there will be certain changes to the Board of Directors. As a result of the above, Subash Menon resigned as Chief Executive Officer of the Company and Nicholas Hellyer resigned as Chief Financial Officer, Secretary and Head of Strategy. Douglas Davis was appointed as the Chief Executive Officer of the Company. Further, Balaji Venugopal Bhat, Subbanarasimhaiah Arun and Vishant Vora resigned as Directors of the Company. The Board was also increased from two to seven and Craig Marshak and Douglas Davis were appointed as Co-Chairmans of the Board of Directors effective immediately. Further, Jamal Khurshid, Eric T. Shuss and Ned L. Siegel were appointed to the Board of Directors of the Company effective ten days after the mailing of this Schedule 14f Information Statement. Subsequently, on November 10, 2022, Sudeesh Yezhuvath reigned from the Board thereby reducing the size of the Board from seven to six. The resignations referenced above were not the result of any disagreement with management or the Board.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF A DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The current directors of the Company are Douglas Davis, Craig Marshak and Subash Menon. Suresh Yezhuvath resigned as a director on November 10, 2022. Pursuant to the Instant Agreement, three individuals, Jamal Khurshid, Eric T. Shuss and Ned L. Siegel will become directors of the Company.

The change in the Company’s Board of Directors is expected to occur ten days after transmission of this Information Statement to all holders of record of our common stock.

None of these appointees to our knowledge has been the subject of any bankruptcy petition filed by or against any business of which an appointee was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

VOTING SECURITIES

As of the Record Date, our authorized capitalization consisted of 100,000,000 shares of Common Stock, of which 9,424,000 shares of Common Stock were issued and outstanding, 1,000,000 shares of Preferred Stock, of which none were issued and outstanding.

Holders of our common stock are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our common stock have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our common stock have no preemptive rights to purchase our common stock.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of November 11, 2022 the number of shares of common stock beneficially owned by (i) each person who is known by us to be the beneficial owner of more than five percent of our issued and outstanding shares of common stock (ii) each of our officers and directors; and (iii) all of our officers and directors as a group. As of November 11, 2022, we had 9,424,000 shares of common stock issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The following table does not reflect record of beneficial ownership of any shares of common stock issuable upon exercise of the warrants, as the warrants are not exercisable within 60 days of November 11, 2022.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Common Stock(2)
Subash Menon(3)	375,000	3.95%
Douglas Davis (8)	574,000	6.02
Craig J. Marshak	—	—
Jamal “Jamie” Khurshid	—	—

Eric T. Shuss	—	—
Ned L. Siegel	—	—
Holders of 5% of more of our Common Stock
Bannix Management LLP(3)	500,000	5.31
Periscope Capital Inc.(4)	471,745	5.01
Karpus Investment Management(5)	504,555	5.35
Saba Capital Management, L.P.(6)	576,411	6.12
Mizhuho Financial Group, Inc.(7)	627,795	6.66

*	Less than 1%.
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 8265 West Sunset Blvd., Suite # 107, West Hollywood California 90046.
(2)	Based on 9,424,000 shares of common stock outstanding.
(3)	The shares owned by Bannix Management LLP are beneficially owned by Subash Menon (75%) and Sudeesh Yezhuvath (25%).
(4)	Based on a Schedule 13G as filed with the SEC on February 14, 2022. The business address of the reporting person is 333 Bay Street, Suite 1240, Toronto, Ontario, Canada M5H2R2.
(5)	Based on a Schedule 13G as filed with the SEC on February 14, 2022. The business address of the reporting person is 183 Sully’s Trail, Pittsford, New York 14534.
(6)	Based on a Schedule 13G/A as filed with the SEC on February 14, 2022. The business address of the reporting person is 405 Lexington Avenue, 58th Floor, New York, NY 10174.
(7)	Based on a Schedule 13G as filed with the SEC on February 14, 2022. The business address of the reporting person is 1-5-5, Otemachi, Chiyoda-ku, Tokyo 100-8716, Japan.
(8)	Includes 475,000 shares of common stock, a right to acquire 9,000 shares of common stock and a warrant to acquire 90,000 shares of common stock which securities are held by Instant Fame LLC. Mr. Davis serves as a manager of Instant Fame LLC.

DIRECTORS AND EXECUTIVE OFFICERS

The Company’s Board of Directors has appointed Jamal Khurshid, Eric T. Shuss and Ned L. Siegel as new members of the Board of Directors to take effect ten days after transmission of this Information Statement to all holders of record of our common stock.

Under the terms of the Instant Agreement, upon the Company meeting its information obligations under the Exchange Act, including the filing and mailing of this Information Statement, the Board of Directors of the Company will consist of six directors five of whom shall be appointed by Instant, until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company’s Articles of Incorporation and Bylaws, as the case may be.

Directors and officers following the Instant Agreement

Name	Age	Position(s) with the Company
Douglas Davis	64	Co-Chairman of the Board of Directors and Chief Executive Officer
Craig J. Marshak	63	Co-Chairman of the Board of Directors
Jamal “Jamie” Khurshid	46	Director
Eric T. Shuss	57	Director
Ned L. Siegel	71	Director
Subash Menon	57	Director

Douglas Davis is a seasoned executive with management experience across many areas including M&A, capital raising, sales and business development. Since 2001, Mr. Davis has served as the Managing Partner of CoBuilder, Inc., a consulting organization providing services for large and small corporate entities associated with increasing efficiencies, including increasing market penetration, revenues and profit; also, from 2008 to 2018, Mr. Davis served as the CEO of BitSpeed LLC, an extreme file transfer software solution. In addition, from July 2018 to April 2020 Mr. Davis served as the Chief Executive Officer of GBT Technologies, Inc. Mr. Davis received an AB Political Science from Stanford University and an MBA (Concentration in Finance and Strategic Management) from UCLA Anderson Graduate School of Management. Mr. Davis is a manager of Instant Fame LLC

Craig J. Marshak has served as the Vice Chairman and Co-Founder of Moringa Acquisition since February 2021 to present. Mr. Marshak has a 25-year track record in investment banking, private equity and venture capital, in each case with a significant Israel-based focus. Since January 2010, Mr. Marshak has served as Managing Director at Israel Venture Partners, or IVP, a platform used by him and investment colleagues to identify opportunistic Israel based global growth enterprises. Previously, Mr. Marshak served as a Managing Director, and the Global Co-Head, of the Nomura Technology Investment Growth Fund, a merchant banking fund operated from within the London offices of Nomura Securities, focused on growth-stage and venture capital investments in Israel, Silicon Valley and North America. Prior to holding that position, he served as a Director, Investment Banking, in the Restructuring and International Corporate Finance and Cross-Border Capital Markets groups at Schroders, for both its New York and London offices. Mr. Marshak started his career at Morgan Stanley’s merchant banking division in New York. Mr. Marshak has played a principal role in many investments in Israeli companies, most notably (while at the Nomura Technology Investment Growth Fund) the first institutional round for Shopping.com (NASDAQ: SHOP) (which was sold to eBay, after its IPO) and organizing the first institutional round for CyberArk (NASDAQ: CYBR). He earned an A.B. in Political Science and Economics from Duke University, as well as a J.D. from Harvard Law School. From August 2016, Mr. Marshak serves as a director of Nukkleus Inc, which has announced a pending merger with Brilliant Acquisition SPAC. Nukkleus is a financial technology company whose shares are traded publicly in the U.S.

Jamal “Jamie” Khurshid served as an investment banker for over 20 years at Goldman Sachs, Credit Suisse and Royal Bank of Scotland before joining Cinnober Financial Technology, the world’s leading independent exchange and clearing house technology provider, as a senior partner where Mr. Khurshid served from 2013 to 2018. In 2018, Mr. Khurshid co-founded Digital RFQ, a leading digital payments service. From 2020 through 2021, Mr. Khurshid served as the COO of Droit Financial Technology, an enterprise technology firm. Since 2021, Mr. Khurshid joined Financial Strategies Acquisition Corp in June 2021 as Chief Executive Officer, subsequently resigning from the position in January 2022 remaining a director of the company. In August 2021 Mr Khurshid was appointed Chief Operating Officer at Nukkleus Inc, which has announced a pending merger with Brilliant Acquisition SPAC. Nukkleus is a financial technology company whose shares are traded publicly in the U.S. In September 2021 he co-founded, and is a director and Chairman of Jacobi Asset Management Holdings Limited in the United Kingdom and parent company of Jacobi Asset Management PCC Limited, an ETF issuer in Guernsey. In November 2021 he was appointed as Chief Operating Officer and Director of Caduceus Foundation, a blockchain technology company in Singapore. He is a Board member of 4Phyll Private Limited, a BioPlastics technology company in Singapore and Non-Executive Director for OneCycle Group, a chemical engineering technology provider in the UK. In 1997, Mr. Khurshid graduated from the University of Reading in the United Kingdom with second class honours as a Bachelor of Science in Environmental Science. Mr. Khurshid was voted by financial news as one of the top 40 under 40 in European trading and technology (2014) and ranked in the ‘Exchange invest’ Top 1000 most influential people in global financial markets in 2017.

Eric T. Shuss has extensive knowledge and expertise in growing and running high-tech companies, from start-ups to thriving ongoing ventures. Over his 35-year career, he has worked at mid-to-large companies as a Senior Industry Analyst, Managing Consultant, Director of Information Systems, Director of Operations, CEO, COO, Vice President, and President. These roles have been within high-profile businesses in AI and Robotics, I.T./ERP sales and consulting firms, high-tech manufacturers, Telecomm, retail operations, and distributors. Most recently, from May 2019 until present, Mr. Shuss has served as a Senior Industry Analyst for Avantiico representing the company in all customer and partner interactions for its professional services practice. Prior to his current role, Mr. Shuss, managed and owned a consulting business, Peryton Systems, from April 2016 to May 2019 which was an independent consulting firm engaged to facilitate the commercialization of innovative technologies in Artificial Intelligence, VR/AR, ERP, Supply Chain and Logistics. Mr. Shuss has also held various other roles including Senior Industry Analyst/Presales for Hitachi Corporation. Mr. Shuss is an author and futurist who serves on several advisory boards and has a keen understanding of technology and can see the big picture to find ways for people to access and benefit from technology, which is the key to his success. Mr. Shuss attended California State University Long Beach studying Computer Science.

Ned L. Siegel has had a long and distinguished career as a senior U.S. government official and businessman. He was appointed by then President George W. Bush as the U.S. Ambassador to the Commonwealth of the Bahamas from October 2007 to January 2009. He was also appointed by President Bush to serve under Ambassador John R. Bolton at the United Nations in New York, serving as the Senior Advisor to the U.S. Mission and as the U.S. representative to the 61st Session of the United Nations General Assembly. Prior to his ambassadorship, he was appointed to the Board of Directors of the Overseas Private Investment Corporation (OPIC) from 2003 to 2007. Appointed by then Governor Jeb Bush, he served as a Member of the Board of Directors of Enterprise Florida, Inc. (EFI) from 1999-2004. EFI is the state of Florida’s primary organization promoting statewide economic development through its public-private partnership. In addition to his public service, Ambassador Siegel has over 30 years of entrepreneurial successes. Presently, he serves as President of The Siegel Group, a multi-disciplined international business management advisory firm specializing in real estate, energy, utilities, infrastructure, financial services, oil and gas and cyber and secure technology. Ambassador Siegel also serves on the Board of Directors and Advisory Boards of other numerous public and private companies, and private equity groups. He graduated Phi Beta Kappa from the University of Connecticut in 1973 and received a juris doctorate from the Dickinson School of Law in 1976. In December 2014, he received an honorary degree of Doctor of Business Administration from the University of South Carolina. Mr. Siegel has previously served as a member of the Board of Directors of Healthwarehouse.com, Inc. from June 2013 to September 2016, and GBT Technologies Inc. from May 2017 to April 2000. Since July 2021 to presence Mr. Siegel serves as director with Worksport Ltd a public company, and since November 2021 to present on the board of LaRosa Holding Corp, currently in the process of IPO on NASDAQ. Ambassador Siegel received a BA from the University of Connecticut in 1973 and JD from the Dickinson School of Law in 1976. In December 2014, he received an honorary degree of Doctor of Business Administration from the University of South Carolina.

Subash Menon has been our Chairman of the Board of Directors and Chief Executive Officer from January 2021 until October 2022. Mr. Menon is the Chief Executive Officer of Pelatro Plc, an AIM and LSE listed entity. Pelatro Plc offers campaign management and loyalty management solutions for telecommunication companies and these solutions are part of the overall Customer Engagement space within the telecom industry. At Pelatro, Mr. Menon is responsible for sales, marketing, finance, legal and investor relations. Prior to co-founding Pelatro in 2013, Mr. Menon had founded and led Subex Limited for 20 years (from 1992 to 2012). Mr. Menon successfully took Subex from startup stage, through an IPO to a company that generated revenue of over $110 million, with 200 customers across 80 countries. During that period, Subex completed several acquisitions of companies in the U.S., UK and Canada. Under Mr. Menon’s leadership, Subex achieved several milestones – the first software product company to list in India, the first Indian software company to acquire an overseas company and the first Indian company to use GDR as an instrument for acquisition. For the innovative achievements Mr. Menon achieved at Subex, he was named a “Mover & Shaker” in the Indian software industry. Subex also won the “NASSCOM Innovation Award” and “One of the 8 Most innovative Companies” award from NASSCOM. Mr. Menon has a graduate degree in Electrical Engineering from National Institute of Technology, Durgapur and is a Distinguished Alumnus. Mr. Menon has presented numerous papers on business at international fora. We believe Mr. Menon’s extensive management and transaction expertise, particularly in the customer engagement sector makes him well qualified to serve on our board.

Family Relationships

No family relationships exist between any of our current or former directors or executive officers.

Involvement in Certain Legal Proceedings

There are no material proceedings to which any director or executive officer or any associate of any such director or officer is a party adverse to our company or has a material interest adverse to our company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers and persons who own more than 10% of the issued and outstanding shares of our common stock to file reports of initial ownership of common stock and other equity securities and subsequent changes in that ownership with the SEC. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations except for the Form 3 Initial Statement of Beneficial Ownership to be filed by Subash Menon, that no other reports were required, during the fiscal year ended December 31, 2021 all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with.

Code of Ethics

We have adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws. We have filed a copy of our Code of Ethics as an exhibit to our Registration Statement on Form S-1. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Corporate Governance

Our Directors are elected annually and each holds office until the annual meeting of our stockholders and until their respective successors are elected and qualified. Our officers, including any officers we may elect moving forward, will hold their positions at the pleasure of the Board of Directors, absent any employment agreement. In the event we employ any additional officers or directors, they may receive compensation as determined by our Board of Directors from time to time. Vacancies in the Board of Directors will be filled by majority vote of the remaining directors or in the event that our sole Director vacates his position, by our majority stockholders. Our Directors may be reimbursed by us for expenses incurred in attending meetings of the Board of Directors.

Board of Directors Independence

Our Board of Directors consists of six members.

Nasdaq requires that a majority of our board of directors must be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

Messrs. Khursid, Siegel, Marshak and Shuss are our independent directors. Our independent directors will have regularly scheduled meetings at which only independent directors are present. Any affiliated transactions will be on terms no less favorable to us than could be obtained from independent parties. Any affiliated transactions must be approved by a majority of our independent and disinterested directors.

Audit Committee

We have established an audit committee of the board of directors. Subject to the mailing of this Schedule 14f Information Statement, the members of our audit committee will be Mr. Khurshid, Mr. Siegel and Mr. Shuss. Mr. Khurshid will serve as chairperson of the audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members on the audit committee. The rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Mr. Khurshid, Mr. Siegel and Mr. Shuss qualify as independent directors under applicable rules. Each member of the audit committee is financially literate and our board of directors has determined that Mr. Khurshid qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter which was filed as an exhibit to the Registration Statement on Form S-1 we filed with the SEC.

Nominating and Corporate Governance Committee

We do not have a standing nominating committee, though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who shall participate in the consideration and recommendation of director nominees are Messrs. Khursid, Siegel, Marshak and Shuss. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for appointment at the next annual general meeting (or, if applicable, an extraordinary general meeting). Our stockholders that wish to nominate a director for election to the Board should follow the procedures set forth in our amended and restated certificate of incorporation. We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Our board of directors is divided into three classes with only one class of directors being appointed in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Mr. Menon, will expire at the first annual general meeting. The term of office of the second class of directors, consisting of Messrs. Khurshid, Siegel and Shuss, will expire at the second annual general meeting. The term of office of the third class of directors, consisting of Messrs. Marshak and Davis, will expire at the third annual general meeting.

Compensation Committee

We have established a compensation committee of the board of directors consisting of three members. The members of our Compensation Committee are Mr. Siegel, Mr. Shuss and Mr. Marshak. Mr. Siegel serves as chairman of the compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members on the compensation committee, all of whom must be independent.

We have adopted a compensation committee charter, which was filed as an exhibit to our Registration Statement on Form S-1.

Involvement in Certain Legal Proceedings

During the past ten years no current or incoming director, executive officer, promoter or control person of the Company has to its knowledge been involved in any of the following:

(1) A petition under the federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii. Engaging in any type of business practice; or

iii. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5) Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6) Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) Such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i. Any federal or state securities or commodities law or regulation; or

ii. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

Executive Officers and Director Compensation

No executive officer has received any cash compensation for services rendered to us. No compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our initial stockholders purchased 1,437,500 founder shares for an aggregate purchase price of $14,375. In connection with the increase in the offering size, we declared a 20% stock dividend resulting in 1,725,000 founder shares outstanding of which 225,000 shares are subject to forfeiture. Prior to the closing of the IPO, the anchor investors purchased 630,000 founder shares from our sponsor.

Our sponsors and the anchor investors purchased (in the form of cash or debt cancellation) an aggregate of 406,000 private placement units for $3,700,000. The private placement units (including the shares of common stock issuable upon exercise of the private placement warrants included therein) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of our initial business combination.

As more fully discussed in elsewhere herein, if any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us. Our executive officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

Upon closing of the IPO, we entered into an Administrative Services Agreement pursuant to which we agreed to pay an affiliate of one of our officers a total of $5,000 per month for office space, utilities, secretarial support and other administrative and consulting services. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. Accordingly, in the event the consummation of our initial business combination takes the maximum 21 months, we will pay a total of $105,000 ($5,000 per month) for office space, utilities, secretarial support and other administrative and consulting services.

Our sponsors, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsors, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our initial stockholders or an affiliate of our initial stockholders or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be, at the option of the lender, convertible into units at a price of $10.00 per unit of the post business combination entity. The units would be identical to the private placement units, including, as to the private placement warrants included therein, as to exercise price, exercisability and exercise period. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our initial stockholders or an affiliate of our initial stockholders or certain officers and directors as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

We do not intend to pay consulting, finders or success fees to our officer and directors in connection with any business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our initial stockholders, officers, directors or our or their affiliates.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive officer and director compensation.

In connection with the IPO, we entered into a registration rights agreement with respect to the founder shares and private placement units (and underlying securities).

Policy for Approval of Related Party Transactions

The audit committee of our board of directors has adopted a policy setting forth the policies and procedures for its review and approval or ratification of “related party transactions.” Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes our code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of the company and its stockholders and (v) the effect that the transaction may have on a director’s status as an independent member of the board and on his or her eligibility to serve on the board’s committees. Management will present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, we may consummate related party transactions only if our audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy will not permit any director or executive officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

BANNIX ACQUISITION CORP.

Dated:	November 15, 2022

By:	/s/ Douglas Davis

Chief Executive Officer